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	October 20, 2021	TORONTO

Confidential

Mr. Matthew Derby

Mr. Jeff Kauten

Mr. Stephen Krikorian

Ms. Laura Veator

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Hesai Group (CIK No. 0001861737) Response to the Staff’s Comments on the Draft Registration Statement on Form F-1 Confidentially Submitted on July 2, 2021

Dear Mr. Derby, Mr. Kauten, Mr. Krikorian and Ms. Veator:

On behalf of our client, Hesai Group, a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 13, 2021 on the Company’s draft registration statement on Form F-1 confidentially submitted on July 2, 2021 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits to the Commission for confidential review.

Besides adding and revising disclosure in response to the Staff’s comments, the Company has also included (i) its unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2021 and comparable financial information for the same period in 2020, and (ii) other information and data to reflect recent developments.

U.S. Securities and Exchange Commission

October 20, 2021

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Draft Registration Statement on Form F-1

Cover Page

1.	Please revise the prospectus cover page to disclose the percentage ownership and voting power held by your officers, directors and principal stockholders as well as a brief discussion of the respective voting rights of your Class A and Class B ordinary shares.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page of the Revised Draft Registration Statement.

2.	Provide prominent disclosure about the legal and operational risks associated with being based in and having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and pages 9 and 10 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that the Company does not use and does not currently plan to use variable interest entities and that therefore, any risk related thereto does not apply to the Company and is not specifically addressed in the revised disclosure on the prospectus cover page or in the prospectus summary.

U.S. Securities and Exchange Commission

October 20, 2021

Prospectus Summary, page 1

3.	Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of the company’s operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 11 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that the Company generally does not collect personal data in its business and is currently not subject to permissions requirements related to personal data privacy.

4.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 28 of the Revised Draft Registration Statement.

Our Innovative Approach to TX/RX Design, page 4

5.	Please disclose the period over which you have shipped over 10,000 units of LiDAR.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 113 of the Revised Draft Registration Statement.

Risks Related to Doing Business in China, page 9

6.	In your summary of risk factors, disclose the risks that being based in and having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 10 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

October 20, 2021

Summary Consolidated Financial Data, page 15

7.	Your disclosure on page F-25 indicates that as of December 31, 2020, 14,710,802 ordinary shares and the corresponding unrecognized share-based compensation of RMB39,205 will be amortized over the service periods of the award when the IPO is probable. Please clarify the amount that will be recognized immediately upon the effectiveness of your IPO. Tell us what consideration you gave to presenting pro forma Net Loss Per Share including this compensation expense as well as the compensation expense related to your 2020 option incentive plan that will be recognized upon the effectiveness of your IPO, described on page F-25. Please also disclose the unrecognized compensation expense related to these awards that will be recognized in future periods upon satisfaction of the service condition.

The Company respectfully advises the Staff as disclosed on page F-27 of the Company’s combined and consolidated financial statements included in the Revised Draft Registration Statement, there are two vesting conditions, namely the initial public offering (IPO) condition and the service condition related to the shared-based awards granted under the 2017 option incentive plan and the 2020 option incentive plan. Share-based compensation expenses are recognized only when both vesting conditions are met. A portion of this shared-based compensation expense will be recognized when the IPO becomes effective, and based on the service period provided by the award recipients at such time, with the remaining expense to be recognized over the remaining employment service period. As part of the 2021 Reorganization, the awards granted under the 2017 option incentive plan and 2020 the option incentive plan are replaced by options granted under the 2021 option incentive plan with the same vesting conditions.

In response to the Staff’s comment, the Company has included pro-forma Net Loss Per Share given effects to the recognition of the share-based compensation as if the IPO occurred at each period-end on page 18.

U.S. Securities and Exchange Commission

October 20, 2021

Risk Factors

We generate a substantial portion of our revenue..., page 34

8.	Please identify the customer that accounted for more than 10% of your revenues for the years ended December 31, 2019 and 2020 and describe the material terms of this agreement including the term and any material termination provisions. Also, quantify the number of products that generate a substantial portion of your revenues.

The Company respectfully advises the Staff that the customer that accounted for more than 10% of the revenues of the Company for the years ended December 31, 2019 and 2020 was a leading global OEM headquartered in the United States. The Company does not have the liberty to disclose the identity of this customer pursuant to the confidentiality provisions. In response to the Staff’s comment, the Company has revised the disclosure on page 38 of the Revised Draft Registration Statement.

Risks Related to Doing Business in China, page 41

9.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ADSs. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised the disclosure on page 45 of the Revised Draft Registration Statement.

10.	In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comment, the Company has revised the disclosure on pages 47-49 of the Revised Draft Registration Statement.

Capitalization, page 63

11.	Please clarify if this presentation reflects the reorganization that you completed in 2021 and the other financing transactions described on page 150.If not, tell us how you considered including the pro forma effects of these transactions in this presentation. Please also tell us how you considered including pro forma financial statements to reflect these transactions.

U.S. Securities and Exchange Commission

October 20, 2021

The Company respectfully advises the Staff that the original capitalization presentation did not reflect the reorganization completed in 2021 since it has not been reflected in the historical financial statements. The effect of the reorganization and other financing transactions that are completed as of June 30, 2021 are reflected in Company’s unaudited condensed combined and consolidated financial statements as of and for the six months ended June 30, 2021. The Company has also included the financing activities since June 30, 2021 up to the date of this filing in the pro forma on page 70 of the Revised Draft Registration Statement in response to the Staff’s comment.

Key Factors Affecting Our Results of Operations, page 71

12.	Tell us whether management uses any metrics such as expansion or retention rates to measure your ability to retain and grow existing customers. If so, please revise to include a quantified discussion of such measures and discuss any significant fluctuations. Also, disclose the number of your customers for the periods presented. Refer to SEC Release No. 33-10751.

The Company respectfully advises the Staff that the management of the Company currently does not use metrics such as expansion or retention rates to measure its ability to retain and grow existing customers. This is primarily because Autonomous Mobility, ADAS and Robotics are all industries in their early stages, typically in the research and development or early commercial trial phase, rather than the mature volume-production chapter. As a result, the volume and frequency of orders from any given customer of the Company tend to have low consistency and predictability, often driven by ad hoc development projects that such customer happens to be undertaking at a particular time. Therefore, while the Company does seek to develop long-term relationships with its customers, the management team does not currently use expansion or retention rates with respect to its existing customer base to guide the business operations of the Company. It is conceivable that the Company will begin to do so in the future, after the downstream industries mature. The Company will update its future public disclosure if and when this happens.

In response to the Staff’s comment to disclose the number of customers, the Company has revised the disclosure on page 80 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

October 20, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 71

13.	You disclose that you recognized revenue on over 3,500 shipped LiDAR units in the first half of 2021 as compared to approximately 700 shipped units in the first half of 2020. Please clarify why you include this information when you don’t include any other financial information for the first half of 2021 and the correlation with revenue, gross margin and operating income for the period is not understood.

The Company respectfully advises the Staff that it has revised throughout the Revised Draft Registration Statement to include financial information for the first half of 2021.

Impact of the COVID-19 Pandemic, page 73

14.	Please provide a balanced discussion of the impacts of the COVID-19 pandemic, including any positive impacts on your operating results for the periods presented, and any uncertainties with maintaining these trends. In this regard, your disclosure on page 77 indicates that your revenue increased in 2020, in part, due to the increased sales of laser-based oxygen sensors for ventilators to hospitals as a result of the COVID-19 pandemic.

In response to the Staff’s comment, the Company has revised the disclosure on page 82 of the Revised Draft Registration Statement.

Key Components of Results of Operations

Cost of Revenues, page 74

15.	Your disclosure on page F-32 states that under a settlement agreement you agreed to pay a one-off settlement and royalty fee of RMB 160,098. Please clarify the portion of this settlement attributable to royalty fees related to 2020 and 2019 sales, if any, and how you considered including these amounts in cost of sales.

The Company respectfully advises the Staff that the one-off settlement fee of RMB160.1 million represents a negotiated amount sought by Velodyne for damages and losses to its business over the past years. The Company believes it is a general settlement negotiated by the Company to settle and terminate all outstanding litigation with Velodyne and not directly attributable to the sales of the Company’s products for any particular year. Hence, the Company has recorded the one-off settlement fee in other operating expense. From 2020 to 2022, the Company agreed to pay Velodyne an annual license payment of US$3.0 million, and, starting from 2023, an annual license payment determined to be the greater of a fixed payment of US$3.0 million and an amount calculated based on a tiered percentage of net revenues from rotating LiDAR products for Velodyne’s patents used in such products. The Company has determined that the annual licensing fee pertains to the patents used in its products being sold and that such patents are not used by the Company in its research and development activities, therefore the licensing fee should be recorded in costs of revenues.

U.S. Securities and Exchange Commission

October 20, 2021

In response to the Staff’s comment, the Company has revised the disclosure on pages 83, 87 and F-33 of the Revised Draft Registration Statement.

16.	Your disclosure on page F-32 states that under the settlement agreement you agreed to pay a variable annual royalty fee through 2030 based on a tiered percentage of sales, subject to a minimum amount each year. Please describe the percentages applicable to your tiered sales and the minimum amount payable annually.

In response to the Staff’s comment, the Company has revised the disclosure on pages 92, 93 and F-34 of the Revised Draft Registration Statement.

Business

Our Strengths, page 102

17.	We note that you have entered into cooperation agreements with Li Auto, Lotus, and Baidu Netcom Science Technology Co., among others. Please revise to provide a discussion of the material terms of your cooperation agreements, including the term and any material termination provisions.

In response to the Staff’s comment, the Company has revised the disclosure on pages 122 and 123 of the Revised Draft Registration Statement.

Regulation

Regulations Relating to Foreign Investment

Foreign Investment Industrial Policy, page 121

18.	You disclose that any industry not listed in the Negative List 2020 is a permitted industry and generally open to foreign investment unless specifically prohibited or restricted by PRC laws and regulations. Please clarify whether you consider the industry in which you operate to be excluded from the Negative List 2020 and not otherwise restricted to foreign investment by PRC laws regulations. Disclose the factors you considered in making this determination, whether there are any uncertainties with respect to this determination and the related impacts.

In response to the Staff’s comment, the Company has revised the disclosure on pages 133 and 134 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

October 20, 2021

Related Party Transactions

Other Related Party Transactions, page 141

19.	Please describe the material terms of the business cooperation agreement with Beijing Baidu Netcom Science Technology Co., Ltd. Refer to Item 7.B. of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 154 of the Revised Draft Registration Statement.

Shareholders Agreement, page 141

20.	We note that in May 2021 you entered into a series of agreements with certain investors that provided “...registration rights, information and inspection rights, right of first refusal, preemptive rights, rights to appoint directors, and anti-dilution rights, and contains provisions governing our board of directors and other corporate governance matters.” Please describe each of these agreements and identify the related parties that are parties to these agreements and the basis on which they are related parties. Refer to Item 7.B. of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on pages 164 and 165 of the Revised Draft Registration Statement.

Consolidated Financial Statements - Hesai Technology Co., Ltd.

Notes to Consolidated Financial Statements, page F-7

21.	Tell us how you considered providing a reconciliation of the changes in your warranty liability for each period presented, including the information required by ASC 460-10-50-8.

In response to the Staff’s comment, the Company has revised the disclosure on page F-12 to add a reconciliation of the changes in warranty liability for each period presented.

22.	We note your disclosure on page 86 that your wholly foreign-owned subsidiaries in China are permitted to pay dividends to you only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Please disclose the nature of any restrictions on the ability of your subsidiaries to transfer funds to you through intercompany loans, advances or cash dividends. Disclose the dollar amount of restricted net assets as of the end of the most recent fiscal year. Refer to Rule 4-08(e)(3) of Regulation S-X. Please also tell us how you considered including parent-only financial statements. Refer to Rule 5-04 of Regulation S-X.

The Company respectfully advises the Staff that the financial statements for the years ended December 31, 2019 and 2020 included in the previous filing are the consolidated financial statements of Shanghai Hesai, a PRC company, since the reorganization to the Cayman Islands did not occur in the historical periods presented. As such, the restrictions on distribution is only limited to the disclosure at Note 20(b) while page 97 described the restrictions on wholly foreign-owned subsidiaries. Hesai Group was established in Cayman Islands in April 2021 and upon the completion of 2021 Reorganization, the Company revised its disclosure in Note 19(b) to include the nature and amount of such restricted net assets as of December 31, 2020 and added Schedule I, Additional Information of the Parent Company to the combined and consolidated financial statement of Hesai Group.

U.S. Securities and Exchange Commission

October 20, 2021

12. Redeemable Preferred Equity, page F-19

23.	Clarify whether the original terms of your redeemable preferred equity included conversion options and whether the conversion that took place on August 1, 2020 was consistent with these terms. Otherwise, tell us how you considered whether this conversion represented a modification or extinguishment. Tell us the authoritative accounting literature upon which you relied in accounting for the conversion.

The Company respectfully advises the Staff that in accordance with shareholder agreements between the Hesai Photonic and the preferred equity holders, all of the preferred rights associated with the preferred equity will be terminated without any additional consideration upon the change of the company's legal form to meet the relevant regulation requirements for a Qualified IPO.

On August 1, 2020, in preparation of the initial public offering in the PRC, Hesai Photonic was converted into a joint stock company under the PRC law. In order to comply with the regulatory requirements, all of the preferred rights associated with the preferred equity were terminated and ordinary shares were issued to its existing equity interest holders at no consideration, all in the same proportions as the percentage of equity interests they held in Hesai Photonic.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-21 and F-22.

16. Share Based Compensation, page F-25

24.	When your preliminary IPO price is known, please provide us with a breakdown of all equity awards granted from six month before the date of this letter and leading up to the preliminary pricing of your IPO. This breakdown should list grants in chronological order including the fair value of the underlying common stock used to value such awards as determined by your board of directors. Please reconcile and explain the differences between the fair values of the underlying equity interest determined on each grant date, including the difference between the most recent grant date fair value and the midpoint of your offering range. In addition, your disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.

The Company respectfully advises the Staff that it will provide the breakdown and relevant disclosures as requested by the Staff when its preliminary IPO price is known.

U.S. Securities and Exchange Commission

October 20, 2021

General

25.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications as defined in Rule 405 under the Securities Act, that it, or anyone authorized to do so on its behalf, presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of such communications.

*         *         *

U.S. Securities and Exchange Commission

October 20, 2021

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Jimmy Chen, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 21 6141-2172 or via email at jimmycchen@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Yifan Li, Co-Founder, Director and Chief Executive Officer, Hesai Group
Louis T. Hsieh, Director and Global Chief Financial Officer, Hesai Group
Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Jimmy Chen, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP
Allen Wang, Esq., Partner, Latham & Watkins LLP